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                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                 ---------------

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                       SECURITIES AND EXCHANGE ACT OF 1934

                             Alpha Industries, Inc.
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             (Exact Name of Registrant as Specified in Its Charter)

               Delaware                                 04-2302115
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(State of Incorporation or Organization)   (I.R.S. Employer Identification No.)


 20 Sylvan Road, Woburn, Massachusetts                     01801
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(Address of Principal Executive Offices)                (Zip Code)


Securities to be registered pursuant to Section 12(b) of the Act:

 Title of Each Class                              Name of Each Exchange on Which
 to be so Registered                              Each Class is to be Registered
 -------------------                              ------------------------------

Common Share Purchase Rights                           American Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
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                                (Title of Class)


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Item 1.   Description of Registrant's Securities to be Registered.
          ------------------------------------------

     Pursuant to a Shareholder Rights Agreement (the "Rights Agreement") dated as of December 5, 1996, entered into between Alpha Industries, Inc., a Delaware corporation (the "Company") and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), on December 4, 1996, the Board of Directors of the Company, declared a dividend payable at the close of business on December 5, 1996 of one right (a "Right") for each outstanding share of Common Stock, par value $.25 per share (the "Common Stock"), of the Company held of record on December 5, 1996 (the "Record Date") or issued thereafter and prior to the Distribution Date (as hereinafter defined). Each Right entitles the registered holder to purchase from the Company, after the Distribution Date, one share of Common Stock for a price of $40 (the "Purchase Price"), subject to adjustment. These Rights are substantially similar to rights issued by the Company in 1986 which expire on December 5, 1996. As described below, the Board of Directors of the Company will submit the Rights Agreement to stockholders for approval.

     The Rights are not exercisable until the Distribution Date. The Distribution Date is defined as the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 10% or more of the outstanding Common Stock, or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 10% or more of the outstanding Common Stock.

     Until the Distribution Date (or earlier redemption or expiration of the Rights) (i) the Rights will be evidenced by the certificates representing Common Stock with a copy of a Summary of Rights attached thereto, (ii) the Rights will be transferred with and only with the Common Stock, (iii) new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference, and (iv) the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by the stock certificate.

     In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, under the terms of the Shareholder Rights Agreement proper provision must be made so that after the Distribution Date each holder of a Right (other than Rights beneficially owned by the Acquiring Person or the affiliates and associates of the Acquiring Person, which will thereafter be void) will have the right to acquire at the then current Purchase Price of the Right that number of shares of Common Stock which at that time have a market value of two times the Purchase Price of the Right.

     In the event that after the Distribution Date the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so



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that each holder of a Right (other than an Acquiring Person and the affiliates and associates or the Acquiring Person, whose Rights will have become void) will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of that transaction will have a market value of two times the Purchase Price of the Right.

     The Rights will expire on December 5, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below; provided, however, the Rights and the Rights Agreement will terminate at the next annual meeting of stockholders of the Company following the date of the Rights Agreement if the stockholders do not approve the Rights Agreement at that meeting.

     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by the Acquiring Person of 50% or more of the outstanding Common Stock, the Board of Directors of the Company may exchange the Rights (other than Rights owned by the Acquiring Person and affiliates and associates of the Acquiring Person, which will have become void) in whole or in part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment).

     At any time prior to or within 10 business days following the acquisition by an Acquiring Person of beneficial ownership of 10% or more of the outstanding Common Stock, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

     The Purchase Price payable, and the number of shares of Common Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Stock, (ii) upon the grant to holders of the Common Stock of certain rights or warrants to subscribe for or purchase Common Stock at a price, or securities convertible into Common Stock with a conversion price, less than the then-current market price of the Common Stock, or (iii) upon the distribution to holders of the Common Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Common Stock) or of subscription rights or warrants (other than those referred to above).

     The number of outstanding Rights and the number of shares of Common Stock issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Stock, a stock dividend on the Common Stock payable in Common Stock or a subdivision, consolidation or combination of the Common Stock occurring prior to the Distribution Date.

     Pursuant to the Rights Agreement, certain actions (e.g. redeeming outstanding Rights, amending the Rights Agreement, etc.) may only be made with the approval of the Board of Directors of the Company.


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     The Rights have certain anti-takeover effects. The Rights will deter two-tier or other hostile takeover attempts unless the acquiror conditions his offer on a substantial number of Rights being tendered. The Rights will not affect a transaction approved by the Board of Directors of the Company prior to the close of business on the tenth day after the Stock Acquisition Date, because the Rights can be redeemed before the consummation of such transaction.

     The Shareholder Rights Agreement dated as of December 5, 1996 between the Company and American Stock Transfer & Trust Company, as Rights Agent, specifying the terms of the Rights, is attached hereto as an exhibit and is incorporated herein by reference. The foregoing description of the Rights is qualified by reference to such exhibit.

Item 7.   Exhibits.
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          1.   Shareholder Rights Agreement dated as of December 5, 1996 between
               Alpha Industries, Inc. and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit B a letter to stockholders describing the Rights and a summary of the provisions of the Rights Agreement and as Exhibit A the forms of Right Certificate and Election to Exercise.



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                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          ALPHA INDUSTRIES, INC.

                                          By: /s/ Thomas C. Leonard
                                              -------------------------------
                                              President and Chief Executive
                                               Officer
Dated:  December 4, 1996




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